

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2013

Via E-mail
Stuart M. Peltz, Ph.D.
Chief Executive Officer
PTC Therapeutics, Inc.
100 Corporate Court
South Plainfield, NJ 07080

     Re: **PTC Therapeutics, Inc.**
              Registration Statement on Form S-1
              Filed May 16, 2013
              File No. 333-188657

Dear Dr. Peltz:

We have reviewed your registration statement and letter submitted May 16, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Financial Statements March 31, 2013
Notes to Unaudited Financial Statements

2. Summary of Significant Accounting Policies
Basis of Presentation, page F-33

1. Please tell us the reason for including the statement "The December 31, 2012 balance sheet was derived from audited financial statements, but does not include all disclosures required by U.S. generally accepted accounting principles" in your disclosure.

5. Capital Structure, page F-37

2. Please describe how you allocated the proceeds of the convertible promissory notes between the debt and the warrant liability. Reference for us the authoritative literature you relied upon to support your accounting. Quantify and discuss any significant assumptions underlying your allocation.

3. You disclose that since the value of the warrants exceeded the proceeds from the convertible notes it was considered a deemed dividend and was reflected as an equity transaction in your financial statements. Please reference for us the authoritative literature you relied upon to support your presentation of the deemed dividend in your statements of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Dan Greenspan, Legal Branch Chief, at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Clark W. Petschek
        Wilmer Cutler Pickering Hale and Dorr LLP